FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 12, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

WBD Foods OJSC reports the adoption of the following resolutions at the General Meeting of Shareholders of WBD Foods OJSC, the resolutions of the meeting being adopted by remote voting (by poll):

1. WBD Foods will provide Depsona CJSC (Borrower) with a repayable (revolving) loan in rubles, for a term ending December 31, 2006, on the following terms: Borrower’s maximum current debt (including loan interest) to WBD Foods at any date must not exceed 404,100,000 (four hundred four million one hundred thousand) rubles (beneficiary: Depsona CJSC).

2. WBD Foods will provide Depsona CJSC (Borrower) with a repayable (revolving) loan in rubles, for a term ending December 31, 2006, on the following terms: Borrower’s maximum current debt (including loan interest) to WBD Foods at any date must not exceed the ruble equivalent of 29,236,620 (twenty-nine million two hundred thirty-six thousand six hundred twenty) U.S. dollars at the RF Central Bank exchange rate in effect on that date (beneficiary: Depsona CJSC).

3. WBD Foods will provide Wimm-Bill-Dann Trade Company CJSC (Borrower) with a repayable (revolving) loan in rubles, for a term ending June 15, 2006, on the following terms: Borrower’s maximum current debt (including loan interest) to WBD Foods at any date must not exceed 900,000,000 (nine hundred million) rubles (beneficiary: Wimm-Bill-Dann Trade Company CJSC).

4. WBD Foods will provide Wimm-Bill-Dann Trade Company CJSC (Borrower) with a repayable (revolving) loan in rubles, for a term ending December 31, 2006, on the following terms: Borrower’s maximum current debt (including loan interest) to WBD Foods at any date must not exceed the ruble equivalent of 14,597,700 (fourteen million five hundred ninety-seven thousand seven hundred) U.S. dollars at the RF Central Bank exchange rate in effect on that date (beneficiary: Wimm-Bill-Dann Trade Company CJSC).

5. WBD Foods will provide Ramenskoye Dairy OJSC (Borrower) with a repayable (revolving) loan in rubles, for a term ending December 31, 2006, on the following terms: Borrower’s maximum current debt (including loan interest) to WBD Foods at any date must not exceed the ruble equivalent of 51,979,995 (fifty-one million nine hundred seventy-nine thousand nine hundred ninety-five) U.S. dollars at the RF Central Bank exchange rate in effect on that date (beneficiary: Ramenskoye Dairy OJSC).

6. Kharkiv Dairy Plant AOOT (Seller) will sell, and WBD Foods (Buyer) will accept and pay for 1,066,611,600 shares of Seller’s additional stock issue at the price of 0.05 hryvnia per share, for a total price of 53,330,580 hryvni.

7. WBD Foods will provide Wimm-Bill-Dann Trade Company CJSC (Borrower) with a repayable (revolving) loan in rubles, for a term ending December 31, 2005, on the following terms: Borrower’s maximum current debt (including loan interest) to WBD Foods at any date must not exceed 1,000,000,000.00 (one billion) rubles 0 kopecks (beneficiary: Wimm-Bill-Dann Trade Company CJSC).

8. WBD Foods OJSC will provide Tsaritsino Dairy OJSC (Borrower) with a repayable (revolving) loan in rubles, for a term ending December 31, 2005, on the following terms: Borrower’s maximum current debt (including loan interest) to WBD Foods OJSC (including the current debt amount approved earlier by the general meeting of shareholders, equal to USD 41,500,000 (forty-one million five hundred thousand dollars)) at any date must not exceed 1,871,845,550 rubles 0 kopecks (beneficiary: Tsaritsino Dairy OJSC).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/	Vladimir V. Preobrajensky
	Name:		Vladimir V. Preobrajensky
	Title:		Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: April 12, 2004